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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No.     1     )*
                                         ----------

                   Integrated Packaging Assembly Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   457989101
                              -------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 457989101                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BankAmerica Corporation

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                           -0-
                       ---------------------------------------------------------
   NUMBER OF SHARES     6   SHARED VOTING POWER

 BENEFICIALLY OWNED BY      778,705
                       ---------------------------------------------------------
 EACH REPORTING PERSON  7   SOLE DISPOSITIVE POWER

         WITH               -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            778,705
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     778,705
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
CUSIP No. 457989101                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Bank of America NT&SA

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            -0-
                       ---------------------------------------------------------
   NUMBER OF SHARES     6   SHARED VOTING POWER

 BENEFICIALLY OWNED BY      775,405
                       ---------------------------------------------------------
 EACH REPORTING PERSON  7   SOLE DISPOSITIVE POWER

         WITH               -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            775,405
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     775,405
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
CUSIP No. 457989101                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BankAmerica Ventures

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                           -0-
                       ---------------------------------------------------------
   NUMBER OF SHARES     6   SHARED VOTING POWER

 BENEFICIALLY OWNED BY      775,405
                       ---------------------------------------------------------
 EACH REPORTING PERSON  7   SOLE DISPOSITIVE POWER

         WITH               -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            775,405
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     775,405
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
CUSIP No. 457989101                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BA Venture Partners I

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                           -0-
                       ---------------------------------------------------------
   NUMBER OF SHARES     6   SHARED VOTING POWER

 BENEFICIALLY OWNED BY      77,540
                       ---------------------------------------------------------
 EACH REPORTING PERSON  7   SOLE DISPOSITIVE POWER

         WITH               -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            77,540
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,540
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      .6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1   (a)     Name of Issuer:           Integrated Packaging Assembly
                                           Corporation

         (b)    Address of Issuer's        2221 Oakland Road
                Principal Executive        San Jose, CA  95131
                Offices:

Item 2   (a)    Names of Person Filing:    BankAmerica Corporation
                                              ("BAC")
                                           Bank of America NT&SA
                                              ("BANTSA")
                                           BankAmerica Ventures
                                              ("BAV")
                                           BA Venture Partners I
                                              ("BAVPI")

         (b)    Address of Principal       (For BAC and BANTSA)
                Business Offices:          555 California Street
                                           San Francisco, CA  94104

                                           (For BAV and BAVPI) 950 Tower Lane,
                                           Suite 700 Foster City, CA 94404

         (c)    Citizenship:               BAC is organized under the laws of
                                           Delaware.  BAV is organized under the
                                           laws of California.  BANTSA is a
                                           national banking association
                                           organized under the laws of the
                                           United States.  BAVPI is organized
                                           under the laws of Delaware.

         (d)    Title of Class of          Common Stock
                Securities:

         (e)    CUSIP Number:              457989101


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a*:

                (a) [_]   Broker or Dealer registered under Section 15 of the
                          Act


------------
* This filing is being made primarily under Rule 13d-1(c) reporting BAV's and BAVPI's beneficial ownership.

                (b) [X] Bank as defined in Section 3(a)(6) of the Act

                (c) [_] Insurance Company as defined in Section 3(a)(19) of the
                        Act

                (d) [_] Investment Company registered under Section 8 of the
                        Investment Company Act

                (e) [_] Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

                (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

                (g) [X] Parent Holding Company, in accordance with (S)240.13d-
                        1(b)(ii)(G) (Note: See Item 7)

                (h) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4          Ownership**

                (a)   Amount Beneficially Owned:
                            BAC                                       778,705
                            BANTSA                                    775,405
                            BAV                                       775,405
                            BAVPI                                      77,540
                            BancAmerica Robertson Stephens              3,300
                               ("BARS") ***

                (b) Percent of Class:
                            BAC                                           5.6%
                            BANTSA                                        5.6%
                            BAV                                           5.6%
                            BAVPI                                          .6%
                            BARS                                           .0%

----------
** By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

*** BARS is not a filing party because it is less than a 5% beneficial owner of the Issuer's stock.

                (c) Number of shares as to which such person has:

                      (i)     sole power to vote or direct the vote:
                              BAC                                           0
                              BANTSA                                        0
                              BAV                                           0
                              BAVPI                                         0
                              BARS                                          0

                      (ii)    shared power to vote or direct the
                              vote:
                              BAC                                     778,705
                              BANTSA                                  775,405
                              BAV                                     775,405
                              BAVPI                                    77,540
                              BARS                                      3,300

                      (iii)   sole power to dispose or direct the
                              disposition of:
                              BAC                                           0
                              BANTSA                                        0
                              BAV                                           0
                              BAVPI                                         0
                              BARS                                          0

                      (iv)    shared power to dispose or direct the
                              disposition of:
                              BAC                                     778,705
                              BANTSA                                  775,405
                              BAV                                     775,405
                              BAVPI                                    77,540
                              BARS                                      3,300

Item 5      Ownership of Five Percent or Less of a Class.


            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


Item 6      Ownership of More than Five Percent on Behalf of
            Another Person.

            Not Applicable.

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.


            See Item 2. Except for BAVPI and its partners, the entities described below are direct or indirect wholly-owned subsidiaries of BAC, which is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act. BAV is a California corporation. BAVPI is a partnership that is related to BAV. The general partners of BAVPI are: James D. Murphy, Jess Marzak, Anchie Kuo, Robert Obuch, and Rory O'Driscoll, all residing in the state of California. Since they are partners of BAVPI, they may each be deemed to own shares in the Issuer held by BAVPI. Similarly they may be deemed to share voting and investment power among themselves and with BAVPI in these shares. Each partner disclaims beneficial ownership of such shares. BancAmerica Robertson Stephens is a wholly-owned subsidiary of BAC.


Item 8      Identification and Classification of Members of the Group.

            See Item 7.

Item 9      Notice of Dissolution of Group.

            Not Applicable.

Item 10     Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998



      BANKAMERICA CORPORATION*

      BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

      BANKAMERICA VENTURES*

      BA VENTURE PARTNERS I*





*By:  /s/ VENRICE R. PALMER

      Venrice R. Palmer
      Senior Counsel of
      Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact ((signing resolutions and powers of attorney are incorporated by reference to Schedule 13G #2 Amendment relating to Anaren Microwave, Inc.)

                                   EXHIBIT A
                                   ---------

                            Joint Filing Agreement
                            ----------------------


      The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 1998




         BANKAMERICA CORPORATION*

         BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

         BANKAMERICA VENTURES*

         BA VENTURE PARTNERS I*







*By:     /s/ VENRICE R. PALMER

         Venrice R. Palmer
         Senior Counsel of
         Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)